September 27, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:  Raven Gold Corp. F/K/A Riverbank Resources, Inc.
File Ref. No 333-126680

We have read the statements of Raven Gold Corp. F/K/A Riverbank Resources, Inc. under Item 4.01 of the Form 8-K/A report regarding the recent change of auditors. We agree with the statements pertaining to us regarding our reason for dismissal. During our review of the July 31, 2006 financial statements for Raven Gold Corp. F/K/A Riverbank Resources, Inc., we made inquiries regarding press releases that were made during August 2006 for contracts that were signed during May and June 2006 and not disclosed in the form 10-KSB. We had not determined as of the date of our dismissal, what affect, if any, these items might have on the 10-KSB.

We have no basis to agree or disagree with statements pertaining to the successor accountants.

WEBB & COMPANY, P.A.
Certified Public Accountants